ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Dear Unitholders,

Early in the year, we promised to concentrate our efforts on Increasing Operating Efficiency and Focus.  I am pleased to report on an exceptional third quarter for Enterra, with operational and financial results that demonstrate our successful strategy and our commitment to deliver what we promise.  During the quarter, we made tremendous progress on debt reduction, eliminating $31.3 million in bank debt and surpassing our target for the year end.  Thanks to 100 percent successful drilling in Oklahoma and effective optimization efforts in Canada, our average production was consistent with the previous quarter at 10,117 boe per day.  Accordingly, we have increased our 2008 exit rate guidance by 600 boe per day to 9,600 - 10,100 boe per day, and I hope to report average production for the full year of at least 10,000 boe per day.  Our accomplishments during the quarter and year-to-date are based on conservative and prudent decision-making; an approach we intend to maintain going into 2009.

THIRD QUARTER HIGHLIGHTS:

Continued debt reduction

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Reduced total bank debt during the quarter by $31.3 million to $102.8 million, for a total decrease of $69.2 million since the beginning of 2008.

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Total debt (defined as bank debt and debentures face value), less positive working capital of $17.8 million, is $205.3 million.

Funds from operations of $27.9 million

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Funds from operations for the quarter were $27.9 million, or $0.44 per unit.

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Higher revenues and lower total expenses resulted in net income of $0.23 per unit for the quarter, compared to a net loss of $0.78 for the same quarter last year.

Better than expected production rate

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Achieved average daily production of 10,117 boe per day for the quarter, which has permitted us to increase our guidance for the full year 2008.

100 percent drilling success

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Seven liquids-rich gas wells drilled in Oklahoma during the quarter with 100 percent success.  All seven wells have been completed and are in the early dewatering stages.

SemGroup write-down of $9.1 million

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Recorded a provision for non-recoverable receivables for full amount owed by SemGroup.

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Prudent to write-down the full amount, but still anticipate recovery of some, if not all, of the amount owed.

After this excellent third quarter, we have recently seen extreme volatility in commodity prices with oil and natural gas prices falling roughly 50 percent since July.  Coincident with the downdraft in commodity prices, we have seen a near collapse of the global financial system, severe declines of stock market prices, and unprecedented involvement of governments in an attempt to improve financial liquidity.  In addition, over the quarter there have been strong swings in currency values with the Canadian dollar losing approximately 15 percent of its value against the U.S. dollar.

In the light of this turbulent situation, Enterra’s management and board of directors have decided not to reintroduce any distribution payments for the balance of 2008.  Instead, we have determined that the best use of excess cash flow available to the Trust will be towards further debt reduction.  Our priority will be to maintain the maximum financial flexibility possible, while continuing to reinvest conservatively to preserve and grow the underlying value of our assets.  I am confident that this practical approach will carry Enterra through the current uncertainties and toward a strong position in 2009.

OPERATIONS UPDATE

The daily operational activities of the Trust have been largely unaffected by economic volatility, despite the rapidly changing financial and commodity pricing environment.  We are satisfied that our hedging program is insulating Enterra at present from the worst of the commodity price downswings.  We are also confident in our banking syndicate, led by Bank of Nova Scotia, which recently completed a mid-year borrowing base review.  The bank syndicate has confirmed that the Trust’s reserves would support a borrowing base above the current $135 million.    And while the Trust is pleased that the lenders have recognized the increased value of Enterra’s reserves, the Trust’s board and executive believes it is prudent at this time to leave the credit facility borrowing base at $135 million.

Through the balance of 2008, we will continue to focus our efforts on debt reduction and production optimization.  Our capital spending has resulted in five wells drilled in Canada and 21 wells drilled in Oklahoma year-to-date.  Although we have a selection of attractive drilling opportunities in Canada and the U.S., we have decided to limit spending to a revised target of $43 million capital budget and defer certain drill-ready projects to 2009.

REVISED 2008 OUTLOOK

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We continue to target 100 percent replacement of reserves volumes produced in 2008, a goal we did not expect to reach at the beginning of the year.  This is due to better than expected drilling results, a mid-year capital budget increase and revised midstream marketing agreements in Oklahoma.  However, low commodity prices at year end compared with pricing levels seen during much of 2008 may lead to a lower reserve life across our portfolio and make this target challenging to achieve.

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We are increasing our 2008 production targets.  We now expect to achieve average production for the full year in the range of 9,700 - 10,300 boe per day (an increase of 500 boe per day), with a year end exit rate between 9,600 - 10,100 boe per day (an increase of 600 boe per day).

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Our 2008 capital program is revised upward from our previously announced $38 million budget to $43 million.  Part of the increase is due to higher spending than originally planned, but about one third is a result of the decline in the Canadian/U.S. dollar exchange rate, which increases the U.S. capital program expressed in Canadian dollars.

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During the fourth quarter of 2008, we anticipate drilling 15 wells (7.2 net), in addition to the 26 (9.5 net) wells drilled year-to-date.  This is a slight decrease from our previous estimate of 44 wells (17.9 net) for the full year.

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We expect to achieve a bank debt level of between $95 million and $100 million drawn on our $135 million senior credit facility by year end.

I am proud of Enterra’s accomplishments so far in 2008.  We have added value through financial and operational improvements including debt reduction, production stabilization and drilling successes, and intend to continue to build on this beyond 2008.  I am optimistic about the future and opportunities in front of us.  With a conservative outlook for 2009 and careful execution of our plans, our management team will continue to deliver solid results.  We plan to announce Enterra’s specific strategies and targets for 2009 by the end of November.

Sincerely,

Don Klapko

President and Chief Executive Officer

November 13, 2008

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the nine-month period ended September 30, 2008.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Trust for the years ended December 31, 2007 and 2006, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Trust for the nine-month period ended September 30, 2008.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, November 13, 2008.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or net loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or net loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as net debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Enterra’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other trusts or companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Enterra’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Trust operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Trust has and interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Enterra’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or  at Enterra’s website (www.enterraenergy.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).

The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63% natural gas and 37% crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Enterra continues to focus on its primary goal for 2008 to reduce debt with the long-term goal to improve the balance sheet.  At the same time, select capital reinvestment projects thought to have the best performance on a near term basis are being pursued and to the extent possible, production rates and reserve values are being preserved.  Management anticipates that production and reserves values can be held flat with the current capital budget of $38.0 million for 2008.  With commodity prices recently falling below prices used for internal budget purposes, management will evaluate the best use of cash flows in excess of the budget and determine whether to increase capital spending and/or reduce debt and/or for other purposes.  Cost containment at operating and overhead levels will also be important to achieving both debt reduction and capital reinvestment goals.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

Q3 2008 Financial and Operations Summary (in thousands of Canadian dollars except for volumes, percentages and per unit and boe amounts)
	Three months ended September 30			Nine months ended September 30			Year ended Dec 31
	2008	2007	Change	2008	2007	Change	2007
FINANCIAL
Revenue before mark-to-market adjustment	68,026	57,677	18%	199,345	170,779	17%	223,828
Funds from operations (1)	27,865	21,592	29%	83,709	60,164	39%	72,688
Per unit (2)	0.44	0.35		1.34	1.02		1.18
Net income (loss)	14,916	(47,681)		1,154	(102,553)		(142,036)
Per unit (2)	0.23	(0.78)		0.01	(1.73)		(2.38)
Total assets	543,220	665,896		543,220	665,896		599,790
Net debt (3)	102,759	188,998		102,759	188,998		172,664
Unitholders’ equity	246,235	257,639		246,235	257,639		219,184
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding (2)	63,913	61,421		62,273	59,205		59,767
Units outstanding at period end (2)	62,076	61,432		62,076	61,432		61,436
PRODUCTION
Average daily production
Oil and NGL (bbls per day)	3,677	4,824	(24%)	3,795	4,736	(20%)	4,698
Gas (mcf per day)	38,642	47,846	(19%)	39,442	46,660	(15%)	46,378
Total (boe per day)	10,117	12,798	(21%)	10,369	12,513	(17%)	12,428
Exit production
Oil and NGL (bbls per day)	3,545	4,694	(24%)	3,545	4,694	(24%)	3,952
Gas (mcf per day)	37,982	48,996	(22%)	37,982	48,996	(22%)	45,031
Total (boe per day)	9,875	12,860	(23%)	9,875	12,860	(23%)	11,457
Average sales price
Oil and NGL ($ per bbl)	109.10	63.56	72%	95.05	60.58	57%	61.09
Gas ($ per mcf)	8.75	6.74	30%	9.30	7.31	27%	7.04
Cash flow netback ($ per boe)
Revenue (4)	73.09	48.99	49%	70.16	49.99	40%	49.34
Royalties	19.19	8.00	140%	16.95	10.10	68%	10.00
Production expenses	16.64	13.90	20%	14.69	13.58	8%	14.05
Transportation expenses	0.28	0.27	4%	0.25	0.26	(4%)	0.24
Operating netback	36.98	26.82	38%	38.27	26.05	47%	25.05
General and administrative	3.79	3.79	-	4.52	4.24	7%	4.50
Cash interest expense	3.82	4.86	(21%)	4.26	4.50	(5%)	4.47
Other cash costs	(0.57)	(0.26)	N/A	0.03	(0.28)	N/A	0.06
Cash flow netback	29.94	18.43	63%	29.46	17.61	67%	16.02

(1)  Funds from operations and cash flow netback are non-GAAP financial measures.  Please refer to “Non-GAAP Terms” above

(2)  Diluted, see note 7 in notes to financial statements

(3)  Includes total bank debt and note payable (capital lease obligations – 2007)

(4)  Price received excludes unrealized mark to market gain or loss

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per unit amounts)

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues before mark-to-market adjustment	68,026	71,004	60,315	53,048	57,677	58,644	54,458	55,484
Funds from operations	27,865	31,588	24,256	12,454	21,592	19,697	18,945	9,558
Net income (Loss) before taxes and NCI (1)	24,218	(16,366)	(9,457)	(55,618)	(41,227)	(8,173)	(72,968)	(101,242)
Net earnings (loss)	14,916	(11,855)	(1,907)	(39,481)	(47,681)	7,878	(62,752)	(69,189)
Net earnings (loss) per unit diluted	0.23	(0.19)	(0.03)	(0.64)	(0.78)	0.13	(1.12)	(1.40)
Distributions declared per unit (US$)	-	-	-	-	0.12	0.18	0.18	0.36

(1) Non-controlling interest

The net income in Q3 2008 primarily relates to the non-cash mark-to-market income on commodity price contracts and was a reversal of the losses recorded over the prior two quarters.  The significant net losses in Q4 2007, Q3 2007, Q1 2007 and Q4 2006 were due to ceiling test and goodwill impairment losses that were recorded in the periods.

OVERALL PERFORMANCE

In the current volatile economic and financial market conditions the Trust is continuing to assess risks and manage those risks to the best of its abilities.  The significant risks which management can foresee are addressed below:

Commodity Price Risk - Subsequent to the end of the quarter WTI oil prices have fallen 44% from around US$100 per barrel to recent prices around US$56, NYMEX natural gas prices have fallen 14% from US$7.44 to around US$6.40.  Enterra has continued to manage risk in this area through the use of economic hedges to reduce the effect of volatile commodity prices.  In Q4 2008, 3,000 bbl of oil per day, which is 96% of the current oil production, has been economically hedged with a floor price of US$92.50 per barrel.  In 2009, 1,000 bbls per day of oil are hedged at a floor price of US$72 per barrel.  For the winter heating season which ends March 31, 2009, the Trust has a number of economic hedges in place to protect approximately 50% of natural gas production at prices that average approximately US$9 per mmbtu.  Enterra currently has 37% of its production in oil which has been most affected by the commodity price decline, however 63% of the Trust’s production is natural gas and these prices have only declined about 14% so the Trust’s cash flow from natural gas production has not been as significantly affected.  Enterra believes that these economic hedges will provide a significant amount of cash flow certainty in the near term.

Foreign Exchange Risk – Subsequent to the end of the quarter the Canadian dollar to U.S. dollar exchange rate fell from C$1.0642 per U.S. dollar to C$1.2320 per U.S. dollar.  These fluctuations actually benefit the Trust because the commodity price for oil and gas are generally traded in U.S. dollars therefore the Trust receives more Canadian dollars for the production.  For example, if at the end of the quarter the Trust sold one barrel of oil at the WTI price of US100, it would have received approximately C$106 for that barrel.  Now based on current prices and foreign exchange rates it would sell for US$56 it would have received approximately C$69 for that barrel.  Therefore the decline in revenue per barrel is 35% versus the 44% in WTI price described above.  Changes in foreign exchange rates also have an effect on the Trust’s U.S. based operation.  As per foreign exchange sensitivity in note 10 of the financial statements, for every $0.02 cent increase in the U.S to Cdn exchange rate the benefit to the Trust is $0.6 million.  Therefore overall the decline in the foreign exchange between the Canadian and U.S. dollar has had a positive impact on the Trust.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Financing Risk – Enterra has completed a mid-year borrowing base review with it’s lenders in November 2008 and the lender’s have reaffirmed the current revolving and operating credit facilities borrowing capacity of $135.0 million.  The lenders have performed sensitivity analysis surround their borrowing base calculation based on new price assumptions to ensure that lower commodity price forecasts do not have a significant affect on the underlying reserves that are the security for loans.  The lenders have indicated that all their lending criteria have been met.  The Trust believes that the financial strength of our Bank syndicate appears to be relatively strong.  Enterra’s syndicate of lenders, consisting of Bank of Nova Scotia, HSBC Bank Canada and Union Bank of California have confirmed their commitment to Enterra and have provided assurance that they are not unduly impacted by the recent turmoil in credit markets.  Canada was recently ranked first in the world for soundness of its banking system by the World Economic Forum

Credit Risk – The Trust continues to assess the strength of the parties it does business with and tries to do business with high quality companies with substantial assets.  The counter parties on the financial instruments are generally large well financed companies and all new contracts are being executed with only the strongest of these companies to manage the exposure from counterparty risk.

Enterra has made significant progress in reducing bank indebtedness during the quarter to $102.8 million compared to $134.1 million at the beginning of the quarter through prudent management of capital expenditures and other costs.  The current borrowing capacity of our credit facility is $135.0 million and the second-lien credit facility with a current maximum of $12.0 million which has not been drawn.  The Trust’s Bank Syndicate has completed the mid-year borrowing base review in November 2008 and has determined that the Trust’s reserves would support a borrowing base above the current $135 million.  The Trust is pleased that the lenders have recognized the increased value of Enterra’s reserves but believes that it is prudent at this time to leave the credit facility borrowing base at $135 million. The current credit facility, in addition to the funds generated from operations provides Enterra with sufficient flexibility to continue with its stated objectives of conservative capital reinvestment and debt repayment.

Average production decreased by 21% to 10,117 boe per day in Q3 2008 from 12,798 boe per day in Q3 2007.  The decline in average production was primarily due to the sale of previously announced properties which closed during Q1 and Q2.  Enterra exited the quarter with sales volumes of approximately 9,875 boe per day.

Overall, oil prices received in Q3 2008 increased 72% from Q3 2007.  Gas prices received increased 30% from Q3 2007.  The increased prices received by Enterra were offset by the 21% decrease in production, due to asset divestitures, resulted in total revenues, prior to the mark-to-market adjustments, increasing 18% from Q3 2007.  Production expenses increased 20% in Q3 2008 to $16.64 per boe compared to $13.90 per boe in Q3 2007.

G&A expenses remained flat from $3.79 per boe in Q3 2007.  Interest expenses decreased 38% to $4.0 million in Q3 2008 compared to $6.5 million in Q3 2007 due to the combined effect of lower average borrowings on bank facilities in 2008 offset by the issuance of an additional $40.0 million in convertible debentures on April 27, 2007.

The overall impact was that funds from operations increased by 29% to $27.9 million in Q3 2008 from $21.6 million in Q3 2007 and decreased 12% from $31.6 million in Q2 2008.  Net income for the nine months ended September 30, 2008 was $1.2 million compared to a loss of $102.6 million in the prior year.

On July 22, 2008, SemGroup, a midstream and marketing company through which the Trust marketed a portion of the Trust’s production filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. and the Canadian units of SemGroup filed for protection under the Companies’ Creditors Arrangement Act.  In Q2 2008 the Trust reported that the exposure to a potential loss was offset by the mark-to-market value of a financial instrument which the Trust owed to SemGroup as at June 30, 2008.  With the significant decline in oil prices during the quarter, the mark-to-market liability of the financial instrument has declined and no longer offsets the receivable balance.  As a result, the Trust recorded an allowance for doubtful accounts of $9.1 million with a corresponding decrease to net income ($6.4 million net of tax).  Management believes that some portion of the $9.1 million may be recoverable; however, it is indeterminable at this time and therefore the allowance has been recorded for the full amount.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

SALES VOLUMES

Average production for Q3 2008 decreased 21% to 10,117 boe per day from 12,798 boe per day in Q3 2007 and is flat compared to Q2 production of 10,099 boe per day.  The decline in average production was due primarily to the sale of properties which closed during Q1 and Q2.  Enterra expects the last quarter of 2008 to have average production in the range of 9,700 to 10,300 boe per day, with a year end exit rate between 9,600 and 10,100 boe per day.

Average production during Q3 2008 consisted of 3,677 bbls per day of oil and natural gas liquids (“NGL”) and 38,642 mcf per day of natural gas, resulting in a mix of 36% oil and NGL and 64% natural gas.  The exit production rate at September 30, 2008 was 9,875 boe per day.  Exit production was lower than expected due to a pipeline outage servicing a Ricinus gas well that reduced the exit rate of production by an estimated 125 boe per day over the quarter end.  This problem has subsequently been corrected and the well is back on full production.

In Q3 2008, Enterra participated in the drilling of 7 (1.6 net) wells in Oklahoma.  All wells in Oklahoma were drilled by a joint venture partner under an area farmout agreement that resulted in the joint venture partner paying 100% of the drilling and completion costs in exchange for 70% working interest.  The wells drilled in Oklahoma in Q3 2008 were liquids rich natural gas wells which were 100% successful.  For the 9 months ended September 30, 2008, the Trust participated in the drilling of 25 (8.5 net) development wells and 1 (1.0 net) salt water disposal well with an overall success rate of 100%.

Canadian Operations

Production in Canada for Q3 2008 was down compared to Q3 2007 with the acquisition of Trigger Resources in Q2 2007 being offset by natural declines and the asset disposition program of Enterra that saw the closing of three property sales during Q1 2008 and two property sales during Q2 2008.  Volumes averaged 30% lower at 5,459 boe per day in Q3 2008 compared to 7,806 boe per day in Q3 2007 and 1% higher compared to 5,389 boe per day in Q2 2008.  Gas represented approximately 43% of total production in Q3 2008 versus 46% in Q3 2007 on a boe basis.  The Q3 2008 exit rate for Canada was 5,295 boe per day.

U.S. Operations

Production in the United States averaged a total of 4,658 boe per day during Q3 2008, of which 88% was natural gas.  Production decreased by 7% from 4,993 boe per day in Q3 2007 due to natural declines in older wells and declined slightly from Q2 2008 production of 4,710 boe per day.  The Q3 2008 exit rate for the U.S. was 4,580 boe per day.  Enterra’s working interest share of production over the course of 2008 has stabilized in Oklahoma as a result of the use of three drilling rigs operating during the year, and enhanced focus on reduced down time due to routine operational disruptions.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Production
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Daily sales volumes – average
Oil & NGL (bbls per day)	3,677	4,824	(24%)	3,795	4,736	(20%)
Natural gas (mcf per day)	38,642	47,846	(19%)	39,442	46,660	(15%)
Total (boe per day)	10,117	12,798	(21%)	10,369	12,513	(17%)

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	3,545	4,694	(24%)	3,545	4,694	(24%)
Natural gas (mcf per day)	37,982	48,996	(22%)	37,982	48,996	(22%)
Total (boe per day)	9,875	12,860	(23%)	9,875	12,860	(23%)

Sales volumes mix by product
Oil & NGL	36%	38%		37%	38%
Natural gas	64%	62%		63%	62%
	100%	100%		100%	100%

Production by Geographic Area
	Three months ended September 30		Nine months ended September 30
	Canada	U.S.	Canada	U.S.
Daily sales volumes – average
Oil & NGL (bbls per day)	3,135	542	3,254	542
Natural gas (mcf per day)	13,943	24,699	14,737	24,705
Total (boe per day)	5,459	4,658	5,710	4,659

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	3,010	535	3,010	535
Natural gas (mcf per day)	13,710	24,272	13,710	24,272
Total (boe per day)	5,295	4,580	5,295	4,580

Sales volumes mix by product
Oil & NGL	57%	12%	57%	12%
Natural gas	43%	88%	43%	88%
	100%	100%	100%	100%

COMMODITY PRICING

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The price of natural gas in the United States is benchmarked on the New York Mercantile Exchange (“NYMEX”) and expressed in U.S. dollars per million British Thermal Units (“mmbtu”).  In Western Canada the benchmark is the price at the AECO hub and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Oil prices for Q3 2008 increased 56% to an average of $122.75 per bbl from $78.52 per bbl in Q3 2007.  The U.S. dollar exchange rate to the Canadian dollar was flat at an average of US$0.96 per Canadian dollar year over year.

Natural gas prices for Q3 2008 on the NYMEX increased to an average of US$10.09 per mmbtu from US$6.13 per mmbtu in Q3 2007.  In Canada, AECO pricing was significantly higher than Q3 2007 levels, averaging $7.34 per GJ compared to $5.59.

The Q3 2008 average price received for oil, net of commodity contract settlements increased 72% to $109.10 per bbl from $63.56 per bbl in Q3 2007.  The Q3 2008 average price received for natural gas, net of commodity contract settlements, was up 30% to $8.75 per mcf from $6.74 per mcf in Q3 2007.

Pricing
Pricing benchmarks	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
WTI (US$ per bbl)	117.98	75.38	57%	113.29	66.23	71%
Average exchange rate: US$ to Cdn$1.00	0.96	0.96	0%	0.98	0.91	8%
WTI (Cdn$ per bbl)	122.75	78.52	56%	115.42	72.78	59%
AECO monthly index (Cdn$ per GJ)	7.34	5.59	31%	8.17	6.69	22%
NYMEX (US$ per mmbtu)	10.09	6.13	65%	9.65	6.88	40%
Average prices received
Oil (1) (Cdn$ per bbl)	115.57	62.96	84%	103.96	60.36	72%
Natural gas (Cdn$ per mcf)	9.47	5.75	65%	9.53	6.83	40%
Oil commodity contract settlements (Cdn$ per bbl)	(6.47)	0.60	N/A	(8.91)	0.22	N/A
Natural gas commodity contract settlements (Cdn$ per mcf)	(0.72)	0.99	N/A	(0.23)	0.48	N/A
Combined oil(1) (Cdn$ per bbl)	109.10	63.56	72%	95.04	60.58	57%
Combined natural gas (Cdn$ per mcf)	8.75	6.74	30%	9.30	7.31	27%
Total (Cdn$ per boe)	73.09	48.99	49%	70.16	49.99	40%

(1) Includes NGL and Sulphur revenue.  Sulphur revenue was $2.6 million in Q3 and $6.3 million for 9 months ($0.2 million Q3 2007 and $0.4 million for 9 months in 2007)

REVENUES

Natural gas revenue for Q3 2008 increased 5% from Q3 2007 to $31.1 million which was the result of a 30% increase in the sales price of natural gas received for Q3 2008 offset by production volumes for Q3 2008 decreasing by 19%.  For oil and NGL, the 32% revenue increase from Q3 2007 to $36.9 million was the result of the increase in oil price received of 72% which was offset by a 24% decrease in production volumes from Q3 2007.  The increase in revenue was significantly higher than expected due to the unrealized mark-to-market gain on financial instruments of $32.5 million during Q3 2008 which more than offset the mark-to-market loss in the prior quarter.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Revenues
Oil and NGL	36,905	28,016	32%	98,842	77,663	27%
Natural gas	31,121	29,661	5%	100,503	93,116	8%
	68,026	57,677	18%	199,345	170,779	17%
Unrealized mark-to-market gain (loss) on financial instruments	32,462	(1,992)	N/A	4,133	(8,213)	N/A
Oil and natural gas revenues	100,488	55,685	80%	203,478	162,566	25%

Revenues by Geographic area (in thousands of Canadian dollars)
	Three months ended September 30		Nine months ended September 30
	Canada	U.S.	Canada	U.S.
Revenues
Oil and NGL	30,882	6,023	81,908	16,934
Natural gas	9,800	21,321	33,487	67,016
	40,682	27,344	115,395	83,950
Unrealized mark-to-market (loss) on financial instruments	26,060	6,402	4,276	(142)
Oil and natural gas revenues	66,742	33,746	119,670	83,808

FINANCIAL INSTRUMENTS

The Trust has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of the Trust’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this the Trust seeks to provide a measure of stability and predictability of cash inflows.

Enterra has recently been focusing its price risk management on purchasing floor price options to better maximize its exposure to upside price movements while trying to ensure sufficient cash flow to achieve our budgeted plans.  As of September 30, 2008, less than one quarter of the oil and gas production of Enterra is economically hedged with financial instruments that limit the maximum price for these commodities.  For the winter heating season beginning November 1, 2008, only the commodity floor price contracts will remain on a portion of Enterra gas production.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

At September 30, 2008, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	7.95 (US$/mmbtu)	2,000 mmbtu	April 1, 2008 – October 31, 2008
Collars	Gas	6.50 by 10.50 (US$/mmbtu)	3,000 mmbtu	April 1, 2008 – October 31, 2008
Three way collars	Gas	7.25 by 9.75 (US$/mmbtu) (1)	5,000 mmbtu	April 1, 2008 – October 31, 2008
Floors	Gas	8.00 ($/GJ)	3,000 GJ	November 1, 2008 – March 31, 2009
Floors	Gas	9.00 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	9.50 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	10.00 (US$/mmbtu)	2,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	10.00 (US$/mmbtu)	3,000 mmbtu	November 1, 2008 – March 31, 2009

Collars	Oil	62.00 by 80.50 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	62.00 by 80.05 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Floors	Oil	92.50 (US$/bbl)	3,000 bbl	July 1, 2008 – December 31, 2008
Floors	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl) (2)	300 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl) (2)	200 bbl	July 1, 2009 – December 31, 2009

 (1) In the event that NYMEX declines below US$6.00 Enterra will lose its US$7.25 floor protection but will receive a premium of $1.25 US per mmbtu

(2) In the event that WTI goes over US$91.50 /bbl, Enterra would receive the net price above this level.  This is intended to offset a portion of the ceiling on Collars.

Enterra had the following physical contracts outstanding as at September 30, 2008:

Fixed	AECO Gas	$7.84/GJ	2,000 GJ	April 1, 2008 – October 31, 2008
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	January 1, 2009 – December 31, 2009
Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

As at September 30, 2008 the above commodity contracts had a net mark-to-market liability position of $1.3 million which is a decrease of $31.9 million from the Q2 2008 net liability of $33.2 million.  This change is made up of a $32.5 million decrease relating to oil and gas economic hedges and a $0.6 million increase in the power economic hedge.  This change in liability relates primarily to the significant drop in oil prices which decreased from the US$135 range at the end of Q2 2008 to the US$100 range at the end of Q3 2008 and does not necessarily reflect the expected future cash settlement value of these contracts.

Subsequent to September 30, 2008, the following financial derivative fixed price contract was entered into:

Bought Call	Oil	91.50 (US$/bbl) (1)	300 bbl	January 1, 2009 –June 30, 2009

 (1) In the event that WTI goes over US$91.50 /bbl, Enterra would receive the net price above this level.  This is intended to offset a portion of the ceiling on Collars.

ROYALTIES

Royalties include crown, freehold and overriding royalties and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties increased in Q3 2008 compared to Q3 2007 due to higher commodity prices.  As a percentage of revenue, royalties were 26% for Q3 2008 and 16% for Q3 2007.  The disposition of certain Canadian properties in Q1 and Q2 2008 had a modest impact on the amount of royalties paid.

In late October 2007, the Alberta provincial government announced a new oil and gas royalty regime to take effect January 1, 2009.  The Trust has assessed the impact of the new royalty regime and has determined that it will have a modest negative effect on its current portfolio of production and reserves in Alberta.  Enterra now incorporates the new royalty scheme into its Alberta-based economic analysis prior to pursuing opportunities in the province.  At the end of September 2008, approximately 29% of production came from Alberta.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Royalties	17,861	9,421	90%	48,165	34,505	40%
As a percentage of revenues	26%	16%	63%	24%	20%	20%
Royalties per boe	$19.19	$8.00	140%	$16.95	$10.10	68%

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30		Nine months ended September 30
	Canada	U.S.	Canada	U.S.
Royalties	10,972	6,889	27,982	20,183
As a percentage of revenues	27%	25%	24%	24%
Royalties per boe	$21.85	$16.08	$17.89	$15.81

PRODUCTION EXPENSE

In Q3 2008, production expense increased 20% to $16.64 per boe compared to $13.90 per boe in Q3 2007 primarily due to lower volumes in 2008 after asset dispositions during the first half of the year.  Production expenses for the first 9 months of 2008 were only slightly higher than management expectations due to additional maintenance work being performed.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Canadian Operations

In Canada, Q3 2008 average production expense increased by 38% to $23.00 per boe versus $16.64 per boe in Q3 2007.  The increase in production expenses per boe from Q3 2007 is due in part to the sale of certain lower operating cost properties in Q1 2008 as part of the asset disposition program. Overall for the first 9 months of 2008, average production expense was $18.39 per boe.  During the quarter a number of workovers and reactivations were done on various wells to increase oil production at our east Alberta properties.  Additional production was brought on line as a result of this work.  The cost of these workovers and the increased water production associated with the higher oil production resulted in higher operating costs.  The benefit from the increased production more than offsets the higher operating costs.  The Trust is seeing encouraging results from this work and will continue testing these production enhancement ideas during the fourth quarter.

U.S. Operations

Production expense for the U.S. assets in Q3 2008 decreased 11% to $9.18 per boe from a Q3 2007 average of $10.32 per boe.  The lower production expenses in Q3 2008 compared to Q2 2008 and year over year related to the disposition of Rocky Mountain Gas in Q2 2008 which had assets with higher operating costs.  Total operating expense decreased 17% in Q3 2008 to $3.9 million from $4.7 million in Q3 2007.

Production Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Production expense	15,485	16,370	(5%)	41,725	46,399	(10%)
Production expense per boe	$16.64	$13.90	20%	$14.69	$13.58	8%

Production Expense by Geographic Area (in thousands of Canadian dollars except for per boe amounts)
	Three months ended September 30		Nine months ended September 30
	Canada	U.S.	Canada	U.S.
Production expense	11,552	3,933	28,767	12,958
Production expense per boe	$23.00	$9.18	$18.39	$10.15

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  On a year to date basis the transportation costs are consistent at $0.25 per boe for the nine months ended September 30, 2008 and $0.26 per boe for the same period in 2007.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Transportation expense	256	317	(19%)	705	879	(20%)
Transportation expense per boe	$0.28	$0.27	4%	$0.25	$0.26	(4%)

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 16% in Q3 2008 compared to Q3 2007 on a total dollar basis but was flat on a per boe basis due to lower production volumes, as a result of the asset sales in Q1 and Q2 2008, when compared to Q3 2007.  For the first 9 months of 2008 G&A costs were $4.52 per boe compared to $4.24 per boe for Q3 2007, a 7% increase.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Gross G&A expense	4,442	5,300	(16%)	15,549	16,868	(8%)
Capitalized	(414)	(300)	38%	(1,189)	(700)	70%
Recoveries	(497)	(540)	(8%)	(1,522)	(1,677)	(9%)
G&A expense	3,531	4,460	(21%)	12,838	14,491	(11%)
G&A expense per boe	$3.79	$3.79	0%	$4.52	$4.24	7%

UNIT-BASED COMPENSATION EXPENSE

Non-cash unit-based compensation expense for Q3 2008 was $1.5 million compared to $0.9 million in Q3 2007 and $0.5 million in Q2 2008.  The increase in the Q3 2008 expense reflects the cost of additional units issued under the Trust’s long term incentive plan.

Unit-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Gross unit-based compensation expense	1,587	913	74%	3,762	2,940	28%
Capitalized	(98)	-	-	(292)	-	-
Unit-based compensation expense	1,489	913	63%	3,468	2,940	18%
Unit-based compensation expense per boe	$1.60	$0.78	105%	$1.22	$0.86	42%

INTEREST EXPENSE

Interest expense for Q3 2008 was $3.6 million, comprised of interest on bank indebtedness of $1.1 million and interest on convertible debentures of $2.5 million.

Interest expense on bank indebtedness decreased by $2.5 million compared to Q3 2007 due to lower debt and lower interest rates.  Enterra began Q3 2008 with a lower balance in bank indebtedness of $134.1 million compared to $189.8 million at the start of Q3 2007.  Interest rates were lower due to the amended credit facilities negotiated near the end of Q2 2008.

Interest expense on bank indebtedness for the nine months ended September 30, 2008 decreased by $4.4 million from the same nine month period in 2007.  This was a result of a decrease to bank indebtedness as a result of repayments using funds generated from the Q1 and Q2 2008 asset disposition program as well as cash flows for 2008.  Total bank indebtedness dropped from $172.0 million at the start of the year to $102.8 million at September 30, 2008.  This is a significant drop compared to bank indebtedness of $186.8 million borrowed at the end of the first nine months of 2007.

Interest expense on convertible debentures for Q3 2008 was $2.4 million compared to $2.5 million in Q3 2007.  The nine months to date interest expense on convertible debentures of $7.3 million is an increase of $1.1 million from the same period in 2007. This difference is due to the 8.25% convertible debentures issued on April 28, 2007 of $40.0 million with a maturity date of September 30, 2012.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Cash interest expense on bank indebtedness, capital lease, and note payable	1,108	3,279	(66%)	4,809	9,167	(48%)
Cash interest expense on convertible debentures	2,445	2,451	0%	7,308	6,208	18%
Subtotal cash interest expense	3,553	5,730	(38%)	12,117	15,375	(21%)
Non-cash interest expense on bank indebtedness, capital lease, and note payable	3	323	(99%)	546	646	(15%)
Non-cash interest expense on convertible debentures	440	397	11%	1,277	932	37%
Total interest expense	3,996	6,452	(38%)	13,940	16,953	(18%)
Cash interest expense per boe on bank indebtedness, capital lease, and note payable	$1.19	$2.78	(57%)	$1.69	$2.68	(37%)
Cash interest expense per boe on convertible debentures	$2.63	$2.08	26%	$2.57	$1.82	41%
Total cash interest expense per boe	$3.82	$4.86	(21%)	$4.26	$4.50	(5%)

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

DD&A expense decreased by 23% in Q3 2008 to $24.2 million compared to $31.6 million in Q3 2007 and decreased by 1% from Q2 2008.  DD&A expense on a boe basis decreased by 3% from $26.81 per boe in Q3 2007 to $25.96 in Q3 2008.  The decrease year over year is caused by reduced property, plant and equipment values primarily as a result of asset dispositions in Q1 and Q2 of 2008.

Ceiling test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at September 30, 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test did not result in a write down in the Canadian or U.S. centers.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
DD&A – excluding impairment	24,164	31,563	(23%)	73,556	91,989	(20%)
Impairment expense	-	-	-	-	2,111	(100%)
DD&A	24,164	31,563	(23%)	73,556	94,100	(22%)
DD&A per boe – excluding impairment	$25.96	$26.81	(3%)	$25.89	$26.93	(4%)
Impairment expense per boe	-	-	-	-	0.62	(100%)
DD&A per boe	$25.96	$26.81	(3%)	$25.89	$27.55	(6%)

TAXES

Future income tax reduction of $3.1 million for the nine months ended September 30, 2008 was primarily due to the reduction in the book value of the assets of Enterra compared to the related tax values.  The other contributing factor in the reduction is the result of a decrease in the estimated tax rate such that the temporary differences are now expected to reverse at 26.6%.  This rate reduction resulted in a recovery of $5.6 million.

NON-GAAP FINANCIAL MEASURES

The Trust provides financial measures in the MD&A that do not have a standardized meaning prescribed by GAAP.  These non-GAAP financial measures may not be comparable to similar measures presented by other entities.  The purpose of these financial measures, and their reconciliation to GAAP financial measures, are shown below.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash flow netback (in thousand of Canadian dollars, except for per unit and per boe amounts)
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Net income (loss)	14,916	(47,681)	1,154	(102,553)
Future income taxes (reduction)	9,121	6,501	(3,142)	(19,975)
Foreign exchange loss (gain)	405	467	1,604	(340)
Depletion, depreciation and accretion	24,164	31,563	73,556	94,100
Goodwill impairment	-	27,122	-	76,463
Non-cash interest expense	443	722	1,823	1,578
Unit based compensation expense	1,489	913	3,468	2,940
Other income	-	(173)	-	(1,457)
Unrealized mark-to-market (gain) loss on financial instruments	(32,125)	1,992	(4,098)	8,213
Provision for non-recoverable receivables	9,083	-	9,083	-
Other cash costs	369	166	261	1,195
Funds from operations	27,865	21,592	83,709	60,164
Total volume (mboe)	931	1,177	2,841	3,416
Cash flow netback per boe (non-GAAP)	$29.94	$18.34	$29.46	$17.61

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from operations (in thousands of Canadian dollars)
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Cash provided by operating activities	46,974	32,112	69,817	74,629
Changes in non-cash working capital items	(28,608)	(10,917)	3,746	(16,276)
Asset retirement costs incurred	416	507	1,063	1,811
Provision for non-recoverable receivables	9,083	-	9,083	-
Funds from operations	27,865	21,702	83,709	60,164

In Q3 2008, funds from operations increased by 28% over Q3 2007 and for nine months ended September 30, 2008 increased by 39% over the prior year.  The increase in funds from operations is primarily the result of higher commodity prices realized.

DISTRIBUTIONS

On September 17, 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  In June 2008, Enterra stated that it would extend the distribution suspension until at least November 2008 and that under the current credit facility Enterra is restricted from paying distributions while it has the second-lien facility in place.  As a result, distributions were nil in Q3 2008.

Enterra currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of Enterra was, until September 2007, passed on to unitholders in the form of taxable distributions.  Enterra anticipates that, commencing in 2011 new tax legislation that will subject the Trust to a tax in a manner similar to corporations will decrease the amount of cash available for distribution and thus reduce any potential cash distributions to unitholders.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Capital expenditures	10,169	6,412	59%	21,947	89,910	(76%)
Capital expenditures to be recovered (1)	2,956	-		13,294	-
Amounts recovered under agreement	(1,512)	-		(3,202)	-
Total	11,613	6,412	81%	32,039	89,910	(64%)

(1) recovered under capital recovery agreement over 36 months after billing

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

During the nine months ended September 30, 2008 in Canada, Enterra spent $14.2 million in capital expenditures.  The major components of these expenditures include: $6.1 million for wells drilled or currently being drilled, $3.0 million on well optimization and activation projects, $2.0 million on land and seismic acquisition, $1.0 million on the acquisition of gross overriding royalty rights in northeastern British Columbia, $1.3 million related to well, facility and other equipment maintenance and $0.8 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

During the nine months ended September 30, 2008 in the U.S., a net total of $17.8 million was spent on capital expenditures.  Of these capital expenditures, Enterra is solely responsible for a total $7.8 million, of which $5.1 million was spent on acquisitions of land for future development in Oklahoma.  In addition, $1.1 million was incurred on tie-ins to bring three new wells on production and $1.6 million was incurred on equipment upgrades to producing wells.

Infrastructure costs incurred in the U.S. under the capital recovery agreement with the joint venture partner were $9.6 million during the nine months ended September 30, 2008.  These costs were billed to the joint venture partner under the terms of the capital recovery agreement because the projects had reached the necessary stage of completion.  The costs then become recoverable over a three-year period as specified in the agreement and interest is charged on the outstanding balance at 12% per annum.  Enterra received a total of $3.2 million of principal repayments from this capital recovery agreement during 2008.

The remaining costs incurred include $3.7 million for related infrastructure which will be billed to the joint venture partner under the terms of the agreement once the projects reach a certain stage of completion.

Enterra closed the dispositions of $39.6 million of non-core assets during the nine months ended September 30, 2008 with the net proceeds used to reduce debt.

LIQUIDITY & CAPITAL RESOURCES

On June 27, 2008 Enterra agreed to new credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a current borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $15.0 million.  The second-lien facility declines by $3.0 million per quarter and terminates no later than October 1, 2009.  The Trust’s Bank Syndicate has completed a mid-year borrowing base review in November 2008 and has determined that the Trust’s reserves would support a borrowing base above the current $135 million.  The Trust is pleased that the lenders have recognized the increased value of Enterra’s reserves but believes that it is prudent at this time to leave the credit facility borrowing base at $135 million. Current borrowings under the revolving and operating credit facilities at September 30, 2008 were $102.8 million with no borrowings under the second-lien facility.  The maturity date of the revolving and operating credit facilities is June 26, 2009 plus a one year term-out.  The provisions of the second-lien credit facility restrict distribution of cash flow to unitholders without the expressed approval of the lenders while this second-lien credit facility is in place.  The second-lien credit facility can be terminated at any time by Enterra.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Interest rates for the new credit facilities are set quarterly according to a grid based on the ratio of bank debt with respect to cash flow with the lowest rates in the grid being Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.10%, or Canadian or U.S. prime rates plus a margin of 0.10%.  Borrowings under the revolving and operating credit facilities currently bear interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.25%, or Canadian or U.S. prime rates plus a margin of 0.25% depending on the form of borrowing.  As at September 30, 2008 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 4.77% per annum.  At September 30, 2008, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

The second-lien credit facility, with maximum borrowing limit now at $12 million, is a non-revolving credit facility, is subordinated to the revolving and the operating credit facilities and as at September 30, 2008 had not been drawn down.  The facility bears interest according to a grid similar to the above and currently bears interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 3.50%, or Canadian or U.S. prime rates plus a margin of 2.50% depending on the form of borrowing.

Management believes that funds from operations and the new credit facilities are sufficient to meet its 2008 capital expenditure program.

Working Capital (in thousands of Canadian dollars)	September 30, 2008	September 30, 2007
Working capital (deficiency)	(84,922)	(183,267)
Working capital excluding bank indebtedness	17,837	3,493

(1) working capital is current assets minus current liabilities

RELATED PARTY TRANSACTIONS

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of Petroflow during his tenure at Enterra.  A current director of Enterra owns approximately 2% of the outstanding shares of Petroflow.  As at September 30, 2008, $7.0 million of accounts receivable and $15.0 million of long-term receivables relate to infrastructure costs incurred by Enterra on behalf of Petroflow that are due from Petroflow.  The receivables for infrastructure costs are to be repaid by Petroflow over a three-year period and are subject to interest of 12% per annum.  For the nine months ended September 30, 2008, $1.1 million of interest income was earned on the long-term receivables from Petroflow (nine months ended September 30, 2007 – $0.2 million).  In 2008, $3.2 million of principal payments have been received.

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  This contract had terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expired on May 31, 2008 and was extended to June 30, 2008.  During 2008, total payments of $0.8 million were made to Trigger Projects Ltd. and no balance is outstanding at September 30, 2008.

Prior to December 2007, Enterra paid Macon Resources Ltd. (“Macon”), a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer and for a portion of 2006 a previous Chief Financial Officer.  Macon did not provide any services to Enterra in 2008.  During Q1 2007 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively.

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and convertible debt.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding unit data as at	November 13, 2008	September 30, 2008	December 31, 2007
Trust units	62,750,503	62,076,284	61,435,895
Trust unit options	822,000	917,000	1,474,334
Restricted units	1,908,286	1,961,705	1,057,483
Performance units	181,563	181,563	454,171
Warrants	-	-	301,000
8.0% Convertible debentures ($1,000 per debenture)	$80,331	$80,331	$80,331
8.25% Convertible debentures ($1,000 per debenture)	$40,000	$40,000	$40,000

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

At December 31, 2007 it was identified that as a result of turnover within Senior Management, the potential for control weaknesses was heightened.  Enterra filled these Senior Management positions in Q4 2007 and there have been no change in these positions during 2008.  Senior management will continue to monitor the effectiveness of these controls and consult with external experts to assist management in their analysis.

MANAGEMENT REMEDIATION PLANS

Senior management positions have been filled with individuals that have the necessary experience and knowledge to address the complexity of the financial reporting requirements.  These individuals are addressing the individual control deficiencies which in aggregate resulted in the material weakness noted in the December 31, 2007 report.  Senior management is confident these deficiencies will be resolved in a timely manner now that there is increased stability in key positions within the organization.

CHANGES IN ACCOUNTING POLICIES

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008:  Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.

Section 1535 “Capital Disclosures” requires Enterra to provide disclosures about the capital of Enterra and how it is managed.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments - Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

The adoption of these new accounting standards did not impact the amounts reported in the financial statements of Enterra; however, it did result in expanded note disclosure (see notes 9 and 10 to the financial statements).

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.

In November 2008, the Trust received a report from external IFRS experts, which had been engaged by the Trust, identifying the differences between current Canadian GAAP used by the trust and the IFRS requirements that would likely impact the Trust.  The Trust is currently preparing an implementation plan for IFRS to ensure that all implementation dates are met.

CRITICAL ACCOUNTING ESTIMATES

Enterra continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.  Financial and operating results incorporate certain estimates including:

a)

estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b)

estimated capital expenditures on projects that are in progress;

c)

estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which Enterra expects to recover in the future;

d)

estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

e)

estimated future recoverable value of property, plant and equipment and goodwill; and

f)

estimated fair value of derivatives and investments.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mmbtu	millions of British Thermal Units
bbl or bbls	barrels of oil	mmbtu per day	millions of British Thermal Units per day
bbls per day	barrels of oil per day	mmcf	millions of cubic feet of natural gas
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	Mwh	megawatt-hour
boe per day	barrels of oil equivalent per day	NGL	natural gas liquids (ethane, propane, butane and condensate
Cdn$	Canadian dollars	NI 51-101	National Instrument 51-101
GAAP	Canadian Generally Accepted Accounting Principles	NYMEX	New York Mercantile Exchange
GJ	Gigajoule	Q1	first quarter of the year - January 1 to March 31
GORR	Gross overriding royalty	Q3	second quarter of the year - April 1 to September 30
mbbl	thousand barrels of oil	Q3	third quarter of the year - July 1 to September 30
mboe	thousands of barrels of oil equivalent	Q4	fourth quarter of the year - October 1 to December 31
mcf	thousand cubic feet of natural gas	US$	United States dollars
mcf per day	thousands of cubic feet of natural gas per day	WTI	West Texas Intermediate (oil reference price)

ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

(unaudited)(in thousands of Canadian dollars)	September 30, 2008	December 31, 2007

Assets
Current assets
Cash and cash equivalents	11,323	3,554
Accounts receivable	41,805	30,391
Prepaid expenses, deposits and other	2,771	2,270
Financial instruments	429	607
Future income tax asset	759	2,187
	57,087	39,009
Property, plant and equipment (note 3)	471,138	556,778
Long term receivables (note 13)	14,995	4,003
	543,220	599,790

Liabilities
Current liabilities
Bank indebtedness (note 4)	102,759	171,953
Accounts payable and accrued liabilities	37,520	35,763
Financial instruments	1,730	5,764
Note payable	-	711
	142,009	214,191
Convertible debentures (note 5)	112,969	111,692
Asset retirement obligations (note 6)	22,105	29,939
Future income tax liability	19,902	24,784
	296,985	380,606

Unitholders’ equity (note 7)
Unitholders’ capital	669,559	667,690
Equity component of convertible debentures (note 5)	3,977	3,977
Warrants	-	1,215
Contributed surplus	7,669	4,660
Accumulated other comprehensive (loss) (note 8)	(22,744)	(44,978)
Deficit	(412,226)	(413,380)
	246,235	219,184

	543,220	599,790

Capital disclosures (note 9)

Commitments and contingencies (note 12)

See accompanying notes to consolidated financial statements.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	Three months ended		Nine months ended
(unaudited)(in thousands of Canadian dollars except per unit amounts)	September 30		September 30
	2008	2007	2008	2007
Revenues
Oil and natural gas	100,488	55,685	203,478	162,566
Royalties	(17,861)	(9,421)	(48,165)	(34,505)
	82,627	46,264	155,313	128,061
Other income	-	173	-	1,457
	82,627	46,437	155,313	129,518

Expenses
Production	15,485	16,370	41,725	46,399
Transportation	256	317	705	879
General and administrative	3,531	4,460	12,838	14,491
Provision for non-recoverable receivables (note 10)	9,083	-	9,083	-
Interest on bank indebtedness	1,111	3,603	5,355	9,813
Interest on convertible debentures	2,885	2,849	8,585	7,140
Unit-based compensation expense	1,489	913	3,468	2,940
Depletion, depreciation and accretion (notes 3 and 6)	24,164	31,563	73,556	94,100
Goodwill impairment	-	27,122	-	76,463
Foreign exchange loss (gain)	405	467	1,604	(340)
	58,409	87,664	156,919	251,885
Net income (Loss) before income taxes	24,218	(41,227)	(1,606)	(122,367)

Income taxes
Current	181	(47)	382	161
Future expense (reduction)	9,121	6,501	(3,142)	(19,975)
	9,302	6,454	(2,760)	(19,814)

Net income (loss)	14,916	(47,681)	1,154	(102,553)

Other comprehensive income (loss)
Foreign currency translation adjustment (note 8)	13,282	(19,483)	(22,234)	(47,869)
Comprehensive income (loss)	28,198	(67,164)	(21,080)	(150,422)

Net income (loss) per trust unit (note 7) – Basic	0.24	(0.78)	0.02	(1.73)
– Diluted	0.23	(0.78)	0.02	(1.73)

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)(in thousands of Canadian dollars)

Deficit, beginning of period	(427,142)	(318,394)	(413,380)	(240,777)
Change in accounting policy	-	-	-	1,009
Net income (loss)	14,916	(47,681)	1,154	(102,553)
Distributions declared	-	(7,822)	-	(31,576)
Deficit, end of period	(412,226)	(373,897)	(412,226)	(373,897)

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended		Nine months ended
(unaudited)(in thousand of Canadian dollars)	September 30		September 30
	2008	2007	2008	2007
Cash provided by (used in):
Operating
Net income (loss)	14,916	(47,681)	1,154	(102,553)
Depletion, depreciation and accretion	24,164	31,563	73,556	94,100
Goodwill impairment	-	27,122	-	76,463
Foreign exchange loss (gain)	776	623	1,868	(5)
Financial instruments loss (gain)	(32,125)	2,264	(4,098)	7,941
Amortization of financing charges	-	-	543	-
Unit-based compensation	1,489	913	3,468	2,940
Non-cash interest on convertible debentures	440	397	1,277	1,253
Future Income tax expense (reduction)	9,121	6,501	(3,142)	(19,975)
Cash paid on asset retirement obligations	(415)	(507)	(1,063)	(1,811)
	18,366	21,195	73,563	58,353
Changes in non-cash working capital items	28,608	10,917	(3,746)	16,276
	46,974	32,112	69,817	74,629
Financing
Repayment of bank indebtedness (note 4)	(31,329)	(3,016)	(80,276)	(268)
Increase in bank indebtedness (note 4)	-	-	11,082	-
Repayment of notes, net	-	-	(742)	2,397
Distributions paid	-	(11,740)	-	(39,486)
Issuance of convertible debentures, net of issuance costs	-	-	-	37,511
Issue of trust units, net of issuance costs	(7)	-	(97)	27,438
Capital lease	-	(1,234)	-	(1,702)
	(31,336)	(15,990)	(70,033)	25,890
Investing
Property, plant and equipment additions	(10,169)	(6,412)	(21,947)	(26,653)
Capital expenditure to be recovered (note 13)	(2,956)	-	(13,294)	-
Long-term receivable repayments (note 13)	1,512	369	3,202	609
Proceeds on disposal of property, plant and equipment	(1,338)	4,924	39,553	6,176
Acquisition of Trigger Resources	-	-	-	(63,257)
Changes in non-cash working capital items	1,470	(8,587)	735	(9,858)
	(11,481)	(9,706)	8,249	(92,983)
Foreign exchange on financial balances	(322)	(90)	(264)	(227)
Change in cash and cash equivalents	3,835	6,326	7,769	7,309
Cash and cash equivalents, beginning of period	7,488	3,145	3,554	2,162
Cash and cash equivalents, end of period	11,323	9,471	11,323	9,471

During the nine month period ended September 30, 2008, Enterra paid interest expense of $12,117 (nine months ended September 30, 2007 - $15,375) and taxes of $382 (nine months ended September 30, 2007 – $161).

See accompanying notes to consolidated financial statements.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.

Basis of presentation

The interim consolidated financial statements of the Enterra Energy Trust (the “Trust” or “Enterra”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2007, except as noted below.  These financial statements should be read in conjunction with the 2007 annual consolidated financial statements.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

These consolidated financial statements include the accounts of the Trust and its subsidiaries.  All inter-company accounts and transactions have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.

Adoption of new accounting standards

Financial instrument and capital disclosures

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008:  Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.

Section 1535 “Capital Disclosures” requires Enterra to provide disclosures about the capital of Enterra and how it is managed.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments - Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

The adoption of these new accounting standards did not impact the amounts reported in the financial statements of Enterra; however, it did result in expanded note disclosure (see note 9 and note 10).

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

3.

Property, plant and equipment

(in thousands of Canadian dollars)		September 30, 2008
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	1,025,628	557,267	468,361
Office furniture and equipment	5,355	2,578	2,777
	1,030,983	559,845	471,138

		December 31, 2007
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	1,064,536	510,798	553,738
Office furniture and equipment	5,355	2,315	3,040
	1,069,891	513,113	556,778

During Q3 2008 $0.4 million of general and administrative expenses (Q3 2007 - $0.3 million) and $0.1 million of non-cash unit based compensation expense (Q3 2007 - $nil) were capitalized and included in the cost of petroleum and natural gas properties

At September 30, 2008 costs of undeveloped land of $14.6 million (Q3 2007 - $36.5 million) were excluded from and $11.5 million (Q3 2007 - $13.7 million) of future development costs were added to the Canadian cost centre for purposes of the calculation of depletion expense.  At September 30, 2008 costs of undeveloped land of $nil (Q3 2007 – $8.8 million) were excluded from and $3.0 million (Q3 2007 - $3.0 million) of future development costs were added to the U.S. cost centre for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers for the three months ended September 30, 2008 were $16.1 million and $7.6 million respectively (three months ended September 30, 2007 – $20.1 million and $11.0 million) and for the nine months ended September 30, 2008 were $46.2 million and $26.0 million respectively (nine months ended September 30, 2007 - $57.5 million and $32.8 million).

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at September 30, 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test did not result in a write down in the Canadian or U.S. cost centers (nine months ended September 30, 2007 - $2.1 million write down in the Canadian cost center and $nil in the U.S. cost center).  Enterra includes ceiling test write downs in depletion expense.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

4.

Debt

(in thousands of Canadian dollars)	September 30, 2008	December 31, 2007
Revolving credit facility	100,000	129,500
Operating credit facility	2,441	2,116
Second-lien facility	-	40,000
Other	318	337
Bank indebtedness	102,759	171,953

On June 27, 2008 Enterra agreed to new credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a current borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $15.0 million.  The second-lien facility declines by $3 million per quarter and terminates no later than October 1, 2009.  The Trust’s Bank Syndicate has completed a mid-year borrowing base review in November 2008 and has reaffirmed the current borrowing base of $135 million.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Enterra.  Current borrowings under the revolving and operating credit facilities at September 30, 2008 were $102.8 million with no borrowings under the second-lien facility.  The maturity date of the revolving and operating credit facilities is June 26, 2009 plus a one year term-out.  The provisions of the second-lien credit facility restrict distribution of cash flow to unitholders without the express approval of lenders while this second-lien credit facility is in place.  The second-lien credit facility can be terminated at any time by Enterra.

Interest rates for the new credit facilities are set quarterly according to a grid based on the ratio of bank debt with respect to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 1.10%, or Canadian or U.S. prime rates plus a margin of 0.10%.  Borrowings under the revolving and operating credit facilities currently bear interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.25%, or Canadian or U.S. prime rates plus a margin of 0.25% depending on the form of borrowing.  As at September 30, 2008 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 4.77% per annum.  At September 30, 2008, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

The second-lien credit facility is a non-revolving credit facility and is subordinated to the revolving and the operating credit facilities and as at September 30, 2008 had not been drawn down.  The facility bears interest according to a grid similar to the above and currently bears interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 3.50%, or Canadian or U.S. prime rates plus a margin of 2.50% depending on the form of borrowing.

Other credit facilities

•

A building mortgage, secured by the building that bears interest at 7.00% per annum.  The facility matures on July 1, 2020.  The loan balance was $0.3 million as at September 30, 2008 and 2007.

•

A promissory note, used to acquire, and secured by, equipment owned by Enterra.  The note matures on February 20, 2009 and bears interest at U.S. prime plus 1.00%.  At September 30, 2008 and 2007, the balance of the note was $0.1 million.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

5.

Convertible debentures

At September 30, 2008 the Trust had $80.3 million in 8% convertible debentures outstanding with an estimated fair value of $73.9 million and $40.0 million in 8.25% convertible debentures outstanding with an estimated fair value of $37.4 million.

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance at December 31, 2007	76,032	35,660	111,692	3,977
Accretion of discount	688	589	1,277	-
Balance at September 30, 2008	76,720	36,249	112,969	3,977

6.

Asset retirement obligations

The asset retirement obligations were estimated by management based on the working interest of Enterra in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At September 30, 2008, the asset retirement obligation is estimated to be $22.1 million (Q3 2007 – $30.1 million), based on a total future liability of $38.0 million (Q3 2007 - $50.0 million). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages five years, but extends up to 21 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted risk-free interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands of Canadian dollars)
Asset retirement obligation at December 31, 2007	29,939
Additions	112
Accretion expense	1,453
Dispositions	(8,613)
Costs incurred	(1,063)
Foreign exchange	277
Asset retirement obligation at September 30, 2008	22,105

7.

Unitholders’ equity

Issued trust units

(in thousands of Canadian dollars except for unit information)	Number of Units	Amount
Balance at December 31, 2007	61,435,895	667,690
Issued under restricted unit plan	640,389	1,966
Issuance costs	-	(97)
Balance at September 30, 2008	62,076,284	669,559

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

 Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2007	4,660
Trust unit option based compensation	48
Restricted and performance unit compensation	3,712
Transfer to trust units on vesting of restricted units	(1,966)
Expired warrants	1,215
Balance at September 30, 2008	7,669

On April 1, 2008, the 301,000 warrants outstanding at December 31, 2007 expired.

Trust unit options

Enterra has granted trust unit options to its directors, officers, employees and consultants.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 2 to 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 57%.  The following options have been granted:

	Number of options	Weighted- average exercise price
Options outstanding at December 31, 2007	1,474,334	14.51
Options forfeited	(557,334)	22.23
Options outstanding at September 30, 2008	917,000	10.20
Options exercisable at September 30, 2008	480,338	13.38

Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life
$1.65	450,000	1.65	3.15
$15.33 to $20.12	367,000	16.93	2.47
$23.26 to $26.80	100,000	23.92	1.66
	917,000	10.20	2.72

Restricted and performance units

Enterra has granted restricted and performance units to directors, officers, and employees.  Restricted units vest over a contracted period and provide the holder with trust units on the vesting dates of the restricted units.  The units granted are the product of the number of restricted units times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of the Trust divided by the five-day weighted average price of the  trust units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units vest at the end of two years and provide the holder with trust units based on the same multiplier as the restricted units as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Trust’s total unitholder return compared to its peers.  The forfeiture rate is estimated to be 16% for 2008.  As at September 30, 2008 the payout multiplier was estimated to be 1.0 for the most recent issuance in October 2007 based on the total unitholder return of Enterra compared to its peers.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding at December 31, 2007	1,057,483	4.77	454,171	6.29
Granted	1,802,833	4.06	-	-
Vested	(621,965)	4.11	-	-
Forfeited	(276,646)	4.43	(272,608)	7.57
Units outstanding at September 30, 2008	1,961,705	4.43	181,563	4.43

The estimated value of the restricted units and performance units is based on the trading price of the trust units on the grant date.  For performance units the estimated fair value is adjusted for the estimated payout multiple, which at September 30, 2008 was 1.0 for the most recent issuance of performance units, in October 2007.

Reconciliation of earnings per unit calculations

For the three months ended September 30, 2008
(in thousands of Canadian dollars and thousands of units except for per unit information)	Net income	Weighted Average Units Outstanding	Per Unit
Basic	14,916	61,526	0.24
Units issued on exercise or conversion of options, restricted units, performance units and convertible debentures	2,885	16,954
Diluted	17,801	78,480	0.23

For the nine months ended September 30, 2008
(in thousands of Canadian dollars and thousands of units except for per unit information)	Net income	Weighted Average Units Outstanding	Per Unit
Basic	1,154	61,477	0.02
Units issued on exercise or conversion of options, restricted units, performance units and convertible debentures	-	796
Diluted	1,154	62,273	0.02

For the calculation of the weighted average number of diluted units outstanding for the three months ended September 30, 2008, 467,000 options were excluded as they were anti-dilutive.  For the calculation of the weighted average number of diluted units outstanding for the nine months ended September 30, 2008, 467,000 options and the trust units issuable on the convertible debentures were excluded as they were anti-dilutive.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three months ended September 30, 2007
(in thousands of Canadian dollars and thousands of units except for per unit information)	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(47,681)	61,421	(0.78)

For the nine months ended September 30, 2007
(in thousands of Canadian dollars and thousands of units except for per unit information)	Net loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(102,553)	59,205	(1.73)

For the calculation of the weighted average number of diluted units outstanding for the three and nine months ended September 30, 2007, all options, restricted and performance units, convertible debentures and warrants were excluded, as they were anti-dilutive to the calculation.

8.

Accumulated other comprehensive loss

(in thousands of Canadian dollars)
Balance at December 31, 2007	(44,978)
Cumulative translation of self-sustaining operations	20,402
Foreign exchange loss realized	1,832
Balance at September 30, 2008	(22,744)

Accumulated other comprehensive loss is comprised entirely of currency translation adjustments on the U.S. operations.

9.

Capital disclosures

The capital structure of Enterra consists of unitholder’s equity, convertible debentures, note payable, capital leases, bank indebtedness and cash and cash equivalents as noted below.

(in thousands of Canadian dollars)	September 30, 2008	December 31, 2007
Components of capital:
Unitholder’s equity	246,235	219,184
Convertible debentures	112,969	111,692
Note payable and capital leases	-	711
Bank indebtedness	102,759	171,953
Less:
Cash and cash equivalents	11,323	3,554
	473,286	507,094

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The objectives of Enterra when managing capital are:

•

to reduce debt, with the long term goal to improve the balance sheet;

•

to manage capital in a manner which balances the interest of equity and debt holders;

•

to manage capital in a manner that will maintain compliance with its financial covenants; and

•

to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future exploration and development.

Enterra manages its capital structure as determined by management and approved by the board of directors.  At Enterra adjustments are made to capital structure based on changes in economic conditions and planned requirements.  Enterra has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or balance equity, controlling the amount it returns to unitholders, and making adjustments to its capital expenditures program.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

(in thousands of Canadian dollars except for ratio)	September 30, 2008	December 31, 2007
Interest Coverage:
Cash flow over the prior four quarters (1)	102,117	93,931
Interest expenses over the prior four quarters	18,207	21,244
	5:61 : 1.00	4.42 : 1.00

(1) Note these amounts are defined terms within the credit agreements

As at September

 30, 2008 and December 31, 2007, Enterra complied with the terms of the credit facilities.  There have been no changes to Enterra’s capital structure, objectives, policies and processes since Q4 2007 other than the changes to its credit facilities as described in note 4.

10.

Financial risk management

(a)  Fair value of financial instruments

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Trust had immediate access.  Where quoted market prices are not available, Enterra uses the closing price of the most recent transaction for that instrument.  In the absence of an active market, the Trust determines fair values based on prevailing market rates for instruments with similar characteristics.

(i)  Convertible debentures

At September 30, 2008 the convertible debentures have a carrying value of approximately $113.0 million (December 31, 2007 - $111.7 million), excluding the amount allocated to the equity component and a fair value of approximately $111.3 million (December 31, 2007 - $111.7 million).  The fair value of the convertible debentures is determined based on market prices at September 30, 2008 and December 31, 2007 respectively.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(ii)

  Derivative financial instruments

The Trust’s financial and physical commodity contracts are recorded at estimated fair value with changes in estimated fair value each period charged to earnings.  Fair values are determined based on valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

The fair value of the derivatives at September 30, 2008, which includes fixed price physical contracts is estimated to be a net liability of $1.3 million (December 31, 2007 – net liability of $5.2 million).  Included in the oil and natural gas revenues is an unrealized gain on financial derivatives of $32.4 million for the quarter and $4.1 million for the nine months ended September 30, 2008 (Q3 2007 – unrealized loss of $2.0 million for the quarter and $8.2 million for nine months).  Included in production expenses for Q3 2008 is an unrealized loss of $0.6 million and for nine months ended September 30, 2008 is an unrealized loss of $0.2 million (Q3 2007 – unrealized loss of $0.3 million and for nine months ended September 30, 2007 - unrealized gain of $0.1 million).

(iii)  Other financial instruments

Cash and cash equivalents have been classified as held for trading and are recorded at fair value on the balance sheet.  Changes in the fair value are recorded in net earnings.  The fair value of the financial instruments, except the convertible debentures, cash and cash equivalents and commodity contracts approximate their carrying value as they are short term in nature or bear interest at floating rates.

(b)  Financial risk management

In the normal course of operations, Enterra is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Enterra to managing risk are as follows:

Objectives:

•

maintaining sound financial condition;

•

financing operations; and

•

ensuring liquidity to all Canadian and U.S. operations.

In order to satisfy the objectives above, Enterra has adopted the following policies:

•

prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;

•

recognize and observe of the extent of operating risk within the business;

•

identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and

•

utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Trust.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Enterra to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as hedges.

Enterra’s process to manage changes in risks has not changed from the prior period.

(i) Market risks

Oil and gas commodity price risks

Enterra is exposed to fluctuations in natural gas and crude oil prices.  Enterra has entered into derivative financial instruments and fixed price physical contracts to minimize the exposure to fluctuations in the crude oil and natural gas prices. At September 30, 2008, the following financial derivative contracts are outstanding:

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	7.95 (US$/mmbtu)	2,000 mmbtu	April 1, 2008 – October 31, 2008
Collars	Gas	6.50 by 10.50 (US$/mmbtu)	3,000 mmbtu	April 1, 2008 – October 31, 2008
Three way collars	Gas	7.25 by 9.75 (US$/mmbtu) (1)	5,000 mmbtu	April 1, 2008 – October 31, 2008
Floors	Gas	8.00 ($/GJ)	3,000 GJ	November 1, 2008 – March 31, 2009
Floors	Gas	9.00 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	9.50 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	10.00 (US$/mmbtu)	2,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	10.00 (US$/mmbtu)	3,000 mmbtu	November 1, 2008 – March 31, 2009

Collars	Oil	62.00 by 80.50 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	62.00 by 80.05 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Floors	Oil	92.50 (US$/bbl)	3,000 bbl	July 1, 2008 – December 31, 2008
Floors	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl) (2)	300 bbl	January 1, 2009 – December 31, 2009
Sold Call	Oil	91.50 (US$/bbl) (2)	200 bbl	July 1, 2009 – December 31, 2009

(1) In the event that NYMEX declines below US$6.00 Enterra will lose its US$7.25 floor protection but will receive a premium of $1.25 US per mmbtu

(2) In the event that WTI goes over US$91.50 /bbl, Enterra would receive the net price above this level.  This is intended to offset a portion of the ceiling on Collars.

Enterra had the following fixed price physical contracts outstanding as at September 30, 2008:

Fied	AECO Gas	$7.84/GJ	2,000 GJ	April 1, 2008 – October 31, 2008
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	January 1, 2009 – December 31, 2009

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Electricity commodity price risks

The Trust is subject to electricity price fluctuations in its operations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements.  The Trust’s outstanding electricity derivative contracts as at September 30, 2008 are summarized below.

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

The following sensitivities show the impact to pre-tax net income for the quarter ended September 30, 2008 related to derivative financial instruments of the respective changes in crude oil prices, natural gas and electricity.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	583	(645)
Natural gas derivative contracts (mcf)	1,520	(1,504)

	$1 per Mwh decrease in market price	$1 per Mwh increase in market price
Electricity derivative contracts (Mwh)	(35)	35

Foreign exchange currency risks

Enterra is exposed to foreign currency risk as approximately 44% of its production is from the U.S. division.  In addition, the Canadian division has derivative financial instruments denominated in U.S. dollars.  Enterra has not entered into any derivative contracts to mitigate its currency risks as at September 30, 2008.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars:

(in thousands of dollars)	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	-	6,191
Accounts receivable	-	34,057
Financial instruments	2,243	(974)
Accounts payable	-	(10,985)
Bank indebtedness	-	(299)
Net exposure	2,243	27,990

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Increase to pre-tax net income	45	-
Increase to other comprehensive income	-	560
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Decrease to pre-tax net income	(45)	-
Decrease to other comprehensive income	-	(560)

Interest rate risk

Interest rate risk arises on the outstanding bank indebtedness that bears interest at floating rates.  The results of Enterra are impacted by fluctuations in interest rates as its outstanding bank indebtedness carries floating interest rates.

Enterra has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at September 30, 2008.   The following sensitivities show the impact to pre-tax net income for the period ended September 30, 2008 of the respective changes in interest rates.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands of Canadian dollars)	Change to pre-tax net income
	1% decrease in market interest rates	1% increase in market interest rates
Interest on bank indebtedness	1,028	(1,028)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables as well as any derivative financial instruments in a receivable position.  Enterra does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	September 30, 2008	December 31, 2007
Accounts receivable – trade	36,783	23,264
Accounts receivable – joint venture	4,421	3,724
Accounts receivable – other	10,916	4,517
Allowance for doubtful accounts	(10,315)	(1,114)
	41,805	30,391

Should Enterra determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Enterra subsequently determines an account is uncollectible, the account is written off with a corresponding charge to allowance for doubtful accounts.  During the quarter Enterra did provide for an allowance as discussed below.

On July 22, 2008, SemGroup, a midstream and marketing company through which the Trust marketed a portion of the Trust’s production filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. and the Canadian units of SemGroup filed for protection under the Companies’ Creditors Arrangement Act.  In Q2 2008 the Trust reported that the exposure to a potential loss was offset by the mark-to-market value of a financial instrument which the Trust owed to SemGroup as at June 30, 2008.  With the significant decline in oil prices during the quarter, the mark-to-market liability of the financial instrument has declined and no longer offsets the receivable balance.  As a result, the Trust recorded an allowance for doubtful accounts of $9.1 million with a corresponding decrease to net income ($6.4 million net of tax).  Management believes that some portion of the $9.1 million may be recoverable; however, it is indeterminable at this time and therefore the allowance has been recorded for the full amount.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at September 30, 2008	Trade	Joint Venture
Current	31,617	878
Over 30 days	2,082	843
Over 60 days	458	340
Over 90 days	2,626	2,360
	36,783	4,421

The credit quality of financial assets that are neither past due nor impaired has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids of Enterra comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Enterra takes the following precautions to reduce credit risk:

•

the financial strength of the counterparties is assessed;

•

the total exposure is reviewed regularly and extension of credit is limited; and

•

collateral may be required from some counterparties.

As described in note 13, Enterra has a long-term receivable with a joint venture partner.  The credit risk as a result of this arrangement is mitigated by the ability of Enterra to withhold the joint venture partner’s share of production until such time as the amounts receivable are paid or the production withheld exceeds the amounts owed to Enterra.

(iii)  Liquidity risks

Liquidity risk is the risk that Enterra will not be able to meet its financial obligations as they come due.  Enterra mitigates this risk through actively managing its capital, which it defines as unitholder’s equity, convertible debentures, note payable, bank indebtedness and cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Enterra strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the convertible debentures (note 5), as set out below:

Financial Instrument - Liability
(in thousands of Canadian dollars)	1 Year	2 Years	3 Years	3-5 Years	Total	Fair Value
Convertible debentures	-	-	80,331	40,000	120,331	111,305
Interest on above debt	9,726	9,726	9,726	4,079	33,257	33,257
Accounts payable & accrued liabilities	37,520	-	-	-	37,520	37,520
Financial instruments	1,301	-	-	-	1,301	1,301
Total obligations	48,547	9,726	90,057	44,079	192,409	183,383

The repayment terms and maturity dates of the credit facilities of Enterra are disclosed in note 4.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

11.

Segmented information

The Trust has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands of Canadian dollars)	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Revenue
Canada	66,742	35,829	119,670	99,620
U.S.	33,746	19,856	83,808	62,946
	100,488	55,685	203,478	162,566
Property, plant and equipment
Canada			240,510	364,684
U.S.			230,628	252,654
			471,138	617,338

12.

Commitments and contingencies

Certain claims have been brought against Enterra in the ordinary course of business.  In the opinion of management all such claims are adequately covered by insurance, or if not so covered, are not expected to materially affect its financial position.

13.

Related party transactions

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of Petroflow during his tenure at Enterra.  A current director of Enterra owns approximately 2% of the outstanding shares of Petroflow.  As at September 30, 2008, $7.0 million of accounts receivable and $15.0 million of long-term receivables relate to infrastructure costs incurred by Enterra on behalf of Petroflow that are due from Petroflow.  The receivables for infrastructure costs are to be repaid by Petroflow over a three-year period and are subject to interest of 12% per annum.  For the nine months ended September 30, 2008, $1.1 million of interest income was earned on the long-term receivables from Petroflow (nine months ended September 30, 2007 – $0.2 million).  In 2008, $3.2 million of principal payments have been received.

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  This contract had terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expired on May 31, 2008 and was extended to June 30, 2008.  During 2008, total payments of $0.8 million were made to Trigger Projects Ltd. and no balance is outstanding at September 30, 2008.

Prior to December 2007, Enterra paid Macon Resources Ltd. (“Macon”), a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer and for a portion of 2006 a previous Chief Financial Officer.  Macon did not provide any services to Enterra in 2008.  During Q1 2007 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively.